FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter and fiscal year ended March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 6, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Fourth quarter, year ended March 2016 (US GAAP) Nomura Holdings, Inc. April 2016 Nomura

Outline Presentation Financial Supplement Executive summary (p. 2-3) Consolidated balance sheet (p.17) Overview of results (p. 4) Value at risk (p.18) Business segment results (p. 5) Consolidated financial highlights (p. 19) Retail (p. 6-7) Consolidated income (p. 20) Asset Management (p. 8-9) Main revenue items (p. 21) Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Non-interest expenses (p. 13) Segment ?Other? (p.23) Robust financial position (p. 14) Retail related data (p. 24-27) Funding and liquidity (p. 15) Asset Management related data (p. 28-29) Wholesale related data (p. 30-31) Number of employees (p. 32)

Executive summary FY2015/16 full year highlights Three segment total income before income taxes: Y179.7bn (-35% YoY); Retail and Wholesale results impacted by market dislocation and slowdown in client activity from August onwards Retail ? Sales of stocks and investment trusts slowed as retail client risk appetite dropped off ? Continued transformation of business model: Recurring revenue up 20% YoY Asset Management ? Reported record net revenue driven by ongoing inflows into investment trusts and growth in assets under management ? Income before income taxes strongest since year ended March 2007 Wholesale ? Equities and Investment Banking reported stronger revenues, while Fixed Income had challenging year, particularly in Spread Products ? Reviewed EMEA and Americas businesses based on current market environment Group income before income taxes: Y165.2bn (-52% YoY); Net income1: Y131.6bn (-41% YoY) ? Group income before income taxes weighed down by slower performance in three business segments, unrealized loss on security holdings (Y43.2bn) 2, and impact of settlement in legal proceedings (approx. Y35bn)3 ? Decline in net income narrowed due to booking of deferred tax assets (lower tax expense)4 Solid capital position ? CET1 capital ratio: 14.7% (2019 fully-loaded basis); Consolidated leverage ratio: 4.32% Shareholder returns ? Dividend per share: Year end Y3; Annual Y13 ? Launch of share buyback program to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy ? Total shares: Upper limit of 35 million shares ? Total value: Upper limit of Y20bn ? Period: From May 18, 2016, to July 22, 2016 (1) Net income attributable to Nomura Holdings shareholders. (2) Unrealized loss on investments in equity securities held for operating purposes (Y20.7bn), unrealized loss from Ashikaga Holdings shares (Y22.5bn). 2 (3) Impact of settlement with Banca Monte dei Paschi di Siena SpA (approx. Y35bn). (4) Booked deferred tax assets (tax expense declined) due to decision to wind up specified subsidiaries based in EMEA (Nomura Capital Markets Limited and Nomura Asia Holding N. V.).

Executive summary FY2015/16 4Q highlights Three segment total loss before income taxes of Y4.9bn as business environment deteriorated from January due to plunge in share prices, stronger yen, and decline in liquidity in fixed income markets ? Despite controlling costs (-8% QoQ), unable to offset drop in revenues and profitability suffered ? Severance-related expenses arising from headcount reduction in April were booked in 4Q (just under Y16bn) Retail ? Investor sentiment deteriorated from January on the back of plunge in share prices and sharp appreciation of the yen ? Solid sales of bonds, but other products sluggish Asset Management ? AuM declined due to market factors; Non-recurrence of dividend income booked last quarter Wholesale ? Fixed income revenues declined in all regions and products due to market turmoil and lower client activity ? Resilient performance in Equities and Investment Banking Group loss before income taxes: Y12.3bn; Net loss1: Y19.2bn ? Higher unrealized loss on securities holdings due to decline in share prices (approx. Y42bn)2, while positive contributions came from equity stake in affiliates earnings and gain on changes to own and counterparty credit spreads Income (loss) before income taxes and net income (loss)1GroupIncome (loss) before income taxes(billions of yen)116.1Net income (loss)105.0106.074.082.068.751.770.051.646.652.919.935.419.9-12.3-19.2FY2014/15FY2015/161Q2Q3Q4Q1Q2Q3Q4QThree segment income (loss) before income taxesWholesale101.4Asset ManagementRetail82.368.960.353.845.648.5-4.FY2014/15FY2015/161Q2Q3Q4Q1Q2Q3Q4Q 3

Overview of results Highlights(billions of yen, except EPS and ROE) FY2015/16 FY2015/16 QoQ YoY YoY 4Q Full year Net revenue 280.1 -21% -36% 1,395.7 -13% Non-interest expenses 292.5 -4% -11% 1,230.5 -2% Income (loss) -12.3 — 165.2 -52% before income taxes Net income (loss)1 -19.2 — 131.6 -41% EPS2 -Y5.33 — Y35.52 -41% ROE3—4.9%(1) Net income (loss) attributable to Nomura Holdings shareholders.(2) Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 4(3) Calculated using annualized net income (loss) for each period.

Business segment results Net revenue and income (loss) before income taxes(billions of yen) FY2015/16 FY2015/16 QoQ YoY YoY 4Q Full year Net revenue Retail 85.0 -18% -31% 435.6 -9% Asset Management 20.3 -20% -15% 95.4 +3% Wholesale 136.2 -27% -41% 720.3 -9% Subtotal 241.5 -23% -36% 1,251.3 -8% Other * 62.1 +80% +28% 165.1 -25% Unrealized gain (loss) on investments in -23.5 equity securities held for operating purposes — -20.7—Net revenue 280.1 -21% -36% 1,395.7 -13% Income Retail 12.2 -56% -70% 127.6 -21%(loss) before income taxes Asset Management 5.8 -46% -13% 36.7 +14% Wholesale -22.8 — 15.4 -81% Subtotal -4.9 — 179.7 -35% Other * 16.1 — 6.1 -87% Unrealized gain (loss) on investments in -23.5 equity securities held for operating purposes — -20.7—Income (loss) before income taxes -12.3 — 165.2 -52%*Additional information on ?Other? (4Q) Gain on changes to own and counterparty credit spreads (Y9.2bn vs. loss of Y1.5bn in 3Q) Unrealized loss from Ashikaga Holdings shares (Y18.6bn vs. loss of Y3.2bn in 3Q) 5

Retail Net revenue and income before income taxes(billions of yen) Full year Quarter FY14 FY14 FY15 FY2015/16 /15 QoQ YoY /15 /16 4Q 1Q 2Q 3Q 4Q Net revenue 476.5 435.6 122.9 130.7 115.7 104.3 85.0 -18% -31%Non-interest expenses 314.7 308.0 82.0 79.8 78.9 76.5 72.9 -5% -11%Income before income 161.8 127.6 40.9 50.9 36.7 27.8 12.2 -56% -70%taxes Total sales1(billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products4,000 3,000 2,000 1,000 0 FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q(1) Retail channel only.(2) Retail channels, Net & Call, and Hotto Direct. Key points Full year Net revenue: Y435.6bn (-9% YoY) Income before income taxes: Y127.6bn (-21% YoY)—Solid performance in 1H but sales of stocks and investment trusts slowed from August as market conditions deteriorated—Continued to transform business model: Recurring revenue up 20% YoY (from Y63.5bn to Y76.5bn) Fourth quarter Net revenue: Y85bn (-18% QoQ; -31% YoY) Income before income taxes: Y12.2bn (-56% QoQ; -70% YoY) Net revenue and income before income taxes both down QoQ—Investor sentiment deteriorated from January on the back of plunge in share prices and sharp appreciation of the yen—Robust sales of bonds but other product sales generally weak Total sales1 declined 14% QoQ Stocks: -3% QoQ ? Lower contribution from primary deals (primary stock subscriptions2: Y75.2bn, -77% QoQ) Investment trusts: -39% QoQ ? Slow sales of investment trusts as investors in wait-and-see mode Bonds: Y578.2bn, +10% QoQ ? Increased demand for JGBs for individual investors driven by negative interest rates ? Contributions from primary deals Discretionary investment and insurance sales down -51% QoQ 6

Retail: Progress amid challenging environment

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
22%
24%
25%
25%
25%
72.0
78.0
78.3
76.8
71.9
FY2014/15
FY2015/16
4Q
1Q
2Q
3Q
4Q

- Continued net inflows into discretionary investments and investment trusts despite challenging environment; Recurring revenue down QoQ due to market factors

	Mar 2016/4Q	Dec 2015/3Q
Recurring revenue	Y17.9bn	Y19.4bn
– Discretionary investment net inflows[1]	Y51.7bn	Y200.1bn
– Investment trust net inflows[1]	Y8.7bn	Y9.2bn
Sales of insurance products[2]	Y72.3bn	Y105.2bn
Client franchise		
– Retail client assets	Y100.6trn	Y108.8trn
– Accounts with balance	5.39m	5.38m
– NISA account applications[3]	1.67m	1.64m
– Net inflows of cash and securities[4]	-Y43bn	-Y355.8bn

Discretionary investment assets under management



(billions of yen)
Quarterly discretionary investment net inflows[1]
2,500
2,000
1,500
1,000
500
0
1,338.0
347.5
1,694.7
361.8
1,927.5
284.2
2,164.4
200.1
2,193.8
51.7
FY2014/15
FY2015/16
4Q /Mar
1Q /Jun
2Q /Sep
3Q /Dec
4Q /Mar

Sales of JGBs to individual investors



(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
47.8
53.7
60.5
76.9
234.8
FY2014/15
FY2015/16
4Q
1Q
2Q
3Q
4Q

(1) Retail channels, Japan Wealth Management Group. *(2) Retail channels only.*
(3) NISA account applications as at end Mar 2016 includes Junior NISA.
(4) Cash and securities inflows minus outflows, excluding regional financial institutions.

7

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY2014/15	FY2015/16	FY2014/15	FY2015/16				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	92.4	**95.4**	23.9	26.9	22.9	25.3	**20.3**	-20%	-15%
Non-interest expenses	60.3	**58.7**	17.2	15.2	14.4	14.6	**14.5**	-0.4%	-16%
Income before income taxes	32.1	**36.7**	6.7	11.7	8.4	10.7	**5.8**	-46%	-13%

Assets under management



(trillions of yen)
AuM (net)[1]
AuM (gross)[2]
48.1
39.3
50.1
41.4
47.2
40.0
50.8
42.2
48.2
40.1
FY2014/15
FY2015/16
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y95.4bn (+3% YoY)
- Income before income taxes: Y36.7bn (+14% YoY)
  - Significantly stronger inflows into ETFs, investment trusts for discretionary investments and privately placed funds for regional financial institutions amid heightened market volatility
  - AuM growth drove net revenue to record high and income before income taxes to strongest level since the year ended March 2007
  - GPIF chose four foreign bond mandates managed by Nomura

Quarter

- Net revenue: Y20.3bn (-20% QoQ; -15% YoY)
- Income before income taxes: Y5.8bn (-46% QoQ; -13% YoY)
  - Net revenue and income before income taxes both down QoQ as market factors led to decline in AuM and due to non-recurrence of dividend income booked last quarter and other factors

Investment trust business

- Continued inflows into ETFs, privately placed funds for regional financial institutions and investment trusts for discretionary investments

	4Q inflows
– NOMURA Hyper Bull Bear 5 :	Y43.6bn
– Nomura Fund Wrap Japan Stock :	Y14.3bn
– Nomura Fund Wrap International Bond :	Y12.9bn

Investment advisory and international businesses

- Ongoing inflows from large Japanese public pension fund
- Internationally, although Japan equities reported outflows, we saw ongoing inflows into US high yield products

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management.
(2) Assets under management (gross) of above three companies. Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ending March 2016. Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.

8

Asset Management: Highly recognized investment management expertise

NOMURA

Assets under management (net)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
39.3
41.4
40.0
42.2
40.1
12.3
12.8
13.2
14.2
13.4
27.0
28.6
26.8
28.0
26.7
FY2014/15
FY2015/16
Mar
Jun
Sep
Dec
Mar

Nomura Asset Management public investment trust market share[2]



26.0%
24.0%
22.0%
20.0%
24.0%
24.6%
24.9%
24.9%
24.8%
FY2014/15
FY2015/16
Mar
Jun
Sep
Dec
Mar

Inflows into investment trust business[3]



(billions of yen)
Investment trust business (exc. ETFs)
MRFs, MMFs, etc.
Other investment trusts (excl. ETFs)
ETF
1,500
1,000
500
0
-500
-1,000
464
477
944
308
-398
1,294
259
-102
-427
838
FY2014/15
FY2015/16
4Q
1Q
2Q
3Q
4Q

NCRAM[4] investment advisory assets under management

- Highly rated for strong performance over medium to long term, NCRAM[4] has seen ongoing inflows from institutional investors and investment advisory AuM increased 28% over past year
- New clients from UCITS[5] and continued growth in investment advisory mandates



Note: Indexed, Mar 2015 AuM = 100
USD basis
150
100
50
0
100
103
95
113
128
FY2014 /15
FY2015/16
Mar
Jun
Sep
Dec
Mar

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, and Nomura Corporate Research and Asset Management.
(2) Source: The Investment Trusts Association, Japan. (3) Based on net assets under management. (4) Nomura Corporate Research and Asset Management.
(5) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

9

Wholesale

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)	Full year		Quarterly						
	FY14/15	FY15/16	FY14/15	FY2015/16				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	683.4	**600.3**	199.0	176.2	158.7	157.2	**108.3**	-31%	-46%
Investment Banking	106.5	**120.0**	32.4	29.0	34.2	28.8	**27.9**	-3%	-14%
Net revenue	789.9	**720.3**	231.5	205.2	192.9	186.0	**136.2**	-27%	-41%
Non-interest expenses	707.7	**704.9**	177.7	185.5	184.3	176.0	**159.0**	-10%	-10%
Income (loss) before income taxes	82.2	**15.4**	53.8	19.7	8.6	9.9	**-22.8**	-	-

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
56.2
65.6
33.1
76.5
59.2
40.8
31.5
73.7
44.8
55.4
26.4
66.2
43.5
43.2
27.1
72.2
45.4
23.7
18.0
49.0
Americas
EMEA
AEJ
Japan
FY2014/15
FY2015/16
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y720.3bn (-9% YoY)
- Income before income taxes: Y15.4bn (-81% YoY)
  - Equities and Investment Banking both reported stronger revenues YoY, while in Fixed income, strong performance in Rates was offset by a challenging period for Spread Products
  - Continued to control costs, but unable to offset decline in revenues resulting in decline in income before income taxes

Fourth quarter

- Net revenue: Y136.2bn (-27% QoQ; -41% YoY)
- Loss before income taxes: Y22.8bn

- Booked loss before income taxes on marked decline in revenue QoQ
  - Fixed Income revenues declined across all regions and products due to market turmoil and slowdown in client activity
  - Equities and Investment Banking remained resilient

Net revenue by region (QoQ, YoY)

- Japan: Y49.0bn (-32%, -36%)
  - Sluggish performance in Rates and Credit coupled with absence of private equity gain booked last quarter
- Americas: Y45.4bn (+4%, -19%)
  - Slow quarter in Rates and Securitized Products offset by realized gain on sale of Chi-X shares
- EMEA: Y23.7bn (-45%, -64%)
  - Challenging quarter for Fixed Income, primarily in Rates
- AEJ: Y18.0bn (-33%, -46%)
  - Slower client activity led to slowdown in Emerging Market FX

10

NOMURA

Wholesale: Global Markets

Net revenue[1]



(billions of yen)
Equities
Fixed Income
199.0
81.7
117.4
176.2
92.1
84.1
158.7
75.5
83.2
157.2
76.9
80.2
108.3
80.7
27.6
-31% QoQ
-46% YoY
FY2014/15
FY2015/16
4Q
1Q
2Q
3Q
4Q

FY2015/16 full year and 4Q net revenue by region



Full year
Quarter
-12%
Americas
EMEA
AEJ
Japan
FY14/15
FY15/16
YoY
YoY
QoQ
FI
EQ
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Fourth quarter

Global Markets

- Net revenue: Y108.3bn (-31% QoQ; -46% YoY)
  - Equities uplifted by gain on sale of Chi-X shares, but Fixed Income significantly declined

Fixed Income

- Net revenue: Y27.6bn (-66% QoQ; -76% YoY)
  - Trading environment impacted by rapid spread widening, plunging liquidity, and market disruption following negative rates in Japan
  - Decline in revenues due to under-performance in Spread Products and slowdown in Rates, particularly in Japan

Equities

- Net revenue: Y80.7bn (+5% QoQ; -1% YoY)
  - Stronger revenues QoQ amid heightened volatility as Japan business performed well, and Americas booked gain on sale of Chi-X shares

Full year

- Strong performance in Rates weighed down by sharp decline in Spread Products and EMEA Equities

Fourth quarter

- Americas: Slow quarter for all Fixed Income products except FX; Cash Equities was resilient
- EMEA: In Fixed Income, Rates slowed significantly from strong 3Q; In Equities, Derivatives had a slow quarter
- AEJ: Slowdown in Fixed Income, mainly in Emerging Markets FX; Equities reported weak performance in Derivatives due to low client activity
- Japan: Fixed Income saw significant slowdown in Rates and Credit, while increased client activity in Equities led to solid performance in Cash Equities

(1) *Fixed Income and Equities figures for FY2014/15 have been reclassified following a reorganization in April 2015.*

11

NOMURA

Wholesale: Investment Banking

Net revenue


Investment Banking (gross)
(billions of yen)
57.3
49.7
63.1
34.4
47.0
Investment Banking (net)
Other
32.4
2.5
29.9
29.0
29.1
-0.1
34.2
0.8
33.4
28.8
8.1
20.7
27.9
2.7
25.2
-3% QoQ
-14% YoY
FY2014/15
FY2015/16
4Q
1Q
2Q
3Q
4Q

Key points

Fourth quarter

- Net revenue: Y27.9bn (-3% QoQ; -14% YoY)
  - Stronger revenues in core business, but absence of one-off gain booked last quarter (gain on sale of private equity investment)
- Investment Banking (gross) revenue up 37% QoQ to Y47bn despite decline in fee pools
  - All products booked higher revenues QoQ, with revenues driven particularly by M&A and DCM
  - Japan: Stronger revenues both QoQ and YoY
    - ✓ Revenues driven by high-profile M&A and ECM deals; Retained top spot in Japan-related league tables (Market share: M&A 36.5%; ECM 47.3%)[1]
    - ✓ Growth in Solutions business, which now accounts for over 20% of Japan revenues
  - International: Revenues up QoQ driven by improvement in Americas business, but down YoY

FY2015/16 4Q announced deals

Full year gross revenue flat YoY despite fee pool decline of over 10%

- Driven by global business centered on Asia; Japan revenues at five-year high
- Slowdown in fixed income related businesses, but revenue growth in M&A, ECM and Solutions businesses

EMEA | Asia (incl. Japan) | Americas

M&A — Revenue up over 40% YoY

- Canon/ **Toshiba Medical** (Y665.5bn)
- **Toyota/** Daihatsu (Y371.9bn)
- **China resources Beer/** China Resources Snow Breweries (ABI/SABMiller) (CNY10.5bn)
- **Uny Group/** FamilyMart Merger (Y462.7bn)
- **Bpifrance/**Nippon Steel & Sumitomo Metal strategic acquisition of Vallourec, Vallourec CB/ rights (M&A €555m, ECM total €995m)
- **Heineken** acquisition of D&G and GAPL shares held by Diageo ($781m)

ECM — Revenue up 15% YoY

- **Japan Post HD, Japan Post Insurance, Japan Post Bank** Global IPOs (Y1.4trn)
- **LaSalle Logiport** Global IPO (Y109.9bn)
- **Suzuki** Euro-Yen CB (Y205.5bn)
- **China Huarong** HK IPO (HKD19.7bn)

Solutions

Provide solutions globally in line with changing market conditions
- FX hedging transactions related to M&A
- Interest rate swaps to address rates volatility and rate locks for bond issuances
- Sale of strategic shareholdings and acquisition of treasury stock in response to Japan's Corporate Governance Code

(1) Source: Thomson Reuters, Jan – Mar 2016.

12

Non-interest expenses

NOMURA

Full year

Quarter



(billions of yen)
1,500
1,200
900
600
300
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,257.4
1,230.5
329.6
318.0
316.7
303.3
292.5
(billions of yen)
400
300
200
100
0

	FY2014/15	FY2015/16	FY2014/15 4Q	FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	QoQ
Compensation and benefits	596.6	**574.2**	144.2	155.9	149.7	141.8	**126.8**	**-10.6%**
Commissions and floor brokerage	130.0	**123.9**	34.7	34.2	32.6	31.1	**25.9**	**-16.8%**
Information processing and communications	192.3	**189.9**	52.7	47.9	48.2	46.8	**46.9**	**0.2%**
Occupancy and related depreciation	76.1	**78.4**	20.1	18.7	19.2	19.6	**20.9**	**6.7%**
Business development expenses	35.2	**35.9**	9.2	8.3	8.5	9.3	**9.8**	**4.8%**
Other	227.2	**228.2**	68.6	52.9	58.5	54.6	**62.2**	**13.9%**
Total	1,257.4	**1,230.5**	329.6	318.0	316.7	303.3	**292.5**	**-3.6%**

Key points

Full year

- Non-interest expenses: Y1,230.5bn (-2% YoY)
  - Compensation and benefits declined mainly internationally due to cost reductions and pay for performance (-4% YoY)

Fourth quarter

- Non-interest expenses: Y292.5bn (-4% QoQ)
  - Compensation and benefits (-11% QoQ)
    - ✓ Decline due to focus on pay for performance
    - ✓ Severance related expenses associated with headcount reduction (just under Y16bn)
  - Commissions and floor brokerage (-17% QoQ)
    - ✓ Declined in line with lower trading volumes
  - Other (+14% QoQ)
    - ✓ Higher expenses at consolidated subsidiaries

13

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2015	Dec 2015	Mar 2016
■ Total assets	Y41.8trn	Y43.5trn	Y41.1trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.7trn
■ Gross leverage	15.4x	15.5x	15.2x
Net leverage[1]	9.3x	9.7x	9.6x
■ Level 3 assets[2] (net)	Y0.3trn	Y0.4trn	Y0.4trn
■ Liquidity portfolio	Y6.1trn	Y6.5trn	Y5.9trn

(billions of yen)

Basel 3 basis	Mar 2015	Dec 2015	Mar 2016[2]
Tier 1 capital	2,459	2,552	2,576
Tier 2 capital	361	342	323
Total capital	2,820	2,894	2,899
RWA[3]	18,929	16,864	15,994
Tier 1 capital ratio	12.9%	15.1%	16.1%
CET 1 capital ratio[4]	12.9%	15.1%	15.4%
Consolidated capital adequacy ratio	14.8%	17.1%	18.1%
Consolidated Leverage ratio[5]	3.82%	4.14%	4.32%
HQLA[6]	-	Y6.0trn	Y6.2trn
LCR[6]	-	177.4%	175.8%

Risk weighted assets[3] and CET1 capital ratio



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
12.9%
13.5%
13.2%
15.1%
15.4%
14.7%
FY2014/15
FY2015/16
Mar
Jun
Sep
Dec
Mar
Fully loaded Basel 3 2019 applied to balance sheet at end Mar (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
14%
14%
14%
14%
14%
FY2014/15
FY2015/16
Mar
Jun
Sep
Dec
Mar

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. (2) Preliminary.
(3) Credit risk assets are calculated using the internal model method. (4) CET 1 capital ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.
(5) Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). (6) Monthly average for each quarter.

14

NOMURA

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 77% of assets are highly liquid trading and related assets[1] that are marked-to-market and matched to trading and related liabilities[1] through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y5.9trn, or 14% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Mar 2016)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 70% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 26%
Long-term debt due within 1yr, 6%
Long-term debt, 68% Average maturity 5 years[3]
International 27%
Japan 73%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc.
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
(2) *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
(3) *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet(billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2015 2016(Decrease) 2015 2016(Decrease) Assets Liabilities Total cash and cash deposits 2,097 3,899 1,802 Short-term borrowings 662 663 1 Total payables and deposits 3,399 4,249 851 Total loans and receivables 2,948 2,970 21 Total collateralized financing 15,380 16,606 1,226 Trading liabilities 10,044 7,499 -2,545 Total collateralized agreements 16,720 15,078 -1,642 Other liabilities 1,217 1,201 -16 Long-term borrowings 8,336 8,130 -207 Total trading assets1 and private 17,309 16,410 -899 Total liabilities 39,038 38,347 -691 equity investments Total other assets 2,710 2,734 24 Equity Total NHI shareholders’ equity 2,708 2,700 -8 Noncontrolling interest 37 43 6 Total assets 41,783 41,090 -693 Total liabilities and equity 41,783 41,090 -693(1) Including securities pledged as collateral. 17

Value at risk Definition From April 1, 2015 to March 31, 2016 (billions of yen)—99% confidence level—Maximum: 9.1—1-day time horizon for outstanding portfolio—Minimum: 3.5—Inter-product price fluctuations considered—Average: 5.3(billions of yen) FY2014/15 FY2015/16 FY2014/15 FY2015/16 Mar Mar Mar Jun Sep Dec Mar Equity 1.0 0.9 1.0 1.3 1.5 1.7 0.9 Interest rate 4.2 3.8 4.2 3.9 5.2 4.9 3.8 Foreign exchange 1.1 0.8 1.1 1.1 1.4 2.0 0.8 Sub-total 6.2 5.5 6.2 6.2 8.2 8.5 5.5 Diversification benefit -1.6 -2.0 -1.6 -2.4 -2.8 -2.8 -2.0 VaR 4.6 3.5 4.6 3.8 5.4 5.7 3.5 18

Consolidated financial highlights Full year Quarter(billions of yen)(billions of yen) 8.6% 300 9% 100 12% 10.0% 80 224.8 8.4% 9% Net income 8.6% 200 4.9% 6% 60 7.3% attributable to NHI shareholders 131.6 40 82.0 6% ROE(%) 68.7 100 3% 20 46.6 35.4 4.9% 3% 0 0 0% -20 -19.2 0% FY2014/15 FY2015/16 FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q Net revenue 1,604.2 1,395.7 434.5 424.0 336.6 354.9 280.1 Income (loss) before income taxes 346.8 165.2 105.0 106.0 19.9 51.6 -12.3 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 224.8 131.6 82.0 68.7 46.6 35.4 -19.2 Total NHI shareholders’ equity 2,707.8 2,700.2 2,707.8 2,783.3 2,761.7 2,804.7 2,700.2 ROE (%)1 8.6% 4.9% 8.6% 10.0% 8.4% 7.3% 4.9% Basic-Net income (loss) attributable to NHI 61.66 36.53 22.65 19.11 12.95 9.83 -5.31 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 60.03 35.52 22.08 18.65 12.63 9.61 -5.33 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 752.40 748.32 752.40 774.39 767.73 777.74 748.32 19(1) Quarterly ROE is calculated using annualized year-to-date net income (loss).

Consolidated income Full year Quarter(billions of yen) FY2014/15 FY2015/16 FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q Revenue Commissions 453.4 432.0 123.7 130.3 111.5 102.3 87.8 Fees from investment banking 95.1 118.3 25.8 24.5 44.9 20.0 29.0 Asset management and portfolio service fees 203.4 229.0 54.3 59.9 58.2 57.8 53.1 Net gain on trading 531.3 354.0 134.3 124.7 62.6 105.2 61.5 Gain on private equity investments 5.5 13.8 5.5 1.2 0.6 8.7 3.3 Interest and dividends 436.8 440.1 107.5 113.6 111.5 107.9 106.9 Gain (loss) on investments in equity securities 29.4 -20.5 8.4 9.2 -10.9 4.7 -23.5 Other 175.7 156.5 50.5 44.9 39.6 27.9 44.1 Total revenue 1,930.6 1,723.1 510.0 508.4 417.9 434.5 362.2 Interest expense 326.4 327.4 75.5 84.4 81.3 79.6 82.1 Net revenue 1,604.2 1,395.7 434.5 424.0 336.6 354.9 280.1 Non-interest expenses 1,257.4 1,230.5 329.6 318.0 316.7 303.3 292.5 Income (loss) before income taxes 346.8 165.2 105.0 106.0 19.9 51.6 -12.3 Net income (loss) attributable to NHI shareholders 224.8 131.6 82.0 68.7 46.6 35.4 -19.2 20

Main revenue items Full year Quarter FY2014/15 FY2015/16(billions of yen) FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions 252.8 275.0 70.7 78.7 71.3 63.7 61.3 Other brokerage commissions 19.6 23.3 5.8 5.2 6.8 5.4 5.8 Commissions Commissions for distribution of investment trusts 134.3 89.5 33.6 34.3 22.0 20.8 12.4 Other 46.8 44.2 13.5 12.2 11.3 12.4 8.3 Total 453.4 432.0 123.7 130.3 111.5 102.3 87.8 Equity underwriting and distribution 28.8 56.7 6.9 7.4 30.8 10.3 8.2 Bond underwriting and distribution 20.4 12.9 6.1 4.6 3.3 1.8 3.3 Fees from M&A / financial advisory fees 24.6 33.1 5.6 7.7 7.5 6.5 11.3 investment banking Other 21.2 15.6 7.2 4.8 3.3 1.4 6.2 Total 95.1 118.3 25.8 24.5 44.9 20.0 29.0 Asset management fees 151.8 164.4 39.9 44.2 42.0 41.2 36.9 Asset management and portfolio service Administration fees 32.6 45.7 9.4 10.7 11.3 11.9 11.7 fees Custodial fees 19.0 19.0 5.0 5.0 4.8 4.7 4.4 Total 203.4 229.0 54.3 59.9 58.2 57.8 53.1 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2014/15 4Q	Quarter FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q
Retail	161.8	**127.6**	40.9	50.9	36.7	27.8	**12.2**
Asset Management	32.1	**36.7**	6.7	11.7	8.4	10.7	**5.8**
Wholesale	82.2	**15.4**	53.8	19.7	8.6	9.9	**-22.8**
Three Business segments total	276.1	**179.7**	101.4	82.3	53.8	48.5	**-4.9**
Other	46.0	**6.1**	-4.0	14.7	-23.0	-1.6	**16.1**
Segments total	322.1	**185.8**	97.4	97.0	30.8	46.9	**11.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	24.7	**-20.7**	7.6	9.0	-10.9	4.7	**-23.5**
Income (loss) before income taxes	346.8	**165.2**	105.0	106.0	19.9	51.6	**-12.3**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2014/15 4Q	Quarter FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q
Americas	-27.6	**-32.0**	-14.2	-2.4	-19.8	-12.3	**2.4**
Europe	-23.5	**-67.4**	7.8	-9.7	-35.2	-5.7	**-16.8**
Asia and Oceania	34.6	**19.8**	10.3	14.8	9.2	-2.0	**-2.2**
Subtotal	-16.4	**-79.6**	3.9	2.7	-45.8	-19.9	**-16.6**
Japan	363.2	**244.8**	101.0	103.3	65.6	71.6	**4.3**
Income (loss) before income taxes	346.8	**165.2**	105.0	106.0	19.9	51.6	**-12.3**

(1) *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2016). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment ?Other? Income (loss) before income taxes Full year Quarter(billions of yen) 50.0 46.0 40.0 30.0 20.0 14.7 16.1 10.0 6.1 0.0 -10.0 -4.0 -1.6 -20.0 -30.0 -23.0 1 2 1 2 3 4 5 FY2014/15 FY2015/16 FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic 15.1 6.4 -0.3 -2.6 1.1 -0.6 8.5 hedging transactions Realized gain on investments in equity 4.7 0.2 0.8 0.2 0.0 0.0 0.0 securities held for operating purposes Equity in earnings of affiliates 42.2 32.7 12.6 13.8 9.1 4.8 5.1 Corporate items -20.1 -52.3 -5.5 -3.9 -40.0 -3.2 -5.2 Others 4.0 19.2 -11.5 7.2 6.9 -2.6 7.7 Income (loss) before income taxes 46.0 6.1 -4.0 14.7 -23.0 -1.6 16.1 23

Retail related data (1)

(billions of yen)	Full year		Quarter						
	FY2014/15	FY2015/16	FY2014/15	FY2015/16				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Commissions	258.9	**220.3**	67.7	73.8	55.8	51.8	**38.9**	**-24.9%**	**-42.6%**
Of which, brokerage commission	81.8	**78.9**	22.6	26.4	20.0	18.0	**14.4**	**-20.0%**	**-36.2%**
Of which, commissions for distribution of investment trusts	134.9	**93.6**	33.7	34.9	22.5	22.0	**14.3**	**-35.1%**	**-57.6%**
Sales credit	106.4	**86.4**	25.4	26.0	19.7	23.2	**17.5**	**-24.7%**	**-31.3%**
Fees from investment banking and other	32.5	**35.9**	8.0	6.2	16.6	6.1	**7.0**	**15.0%**	**-13.1%**
Investment trust administration fees and other	71.9	**85.3**	20.0	21.9	22.0	21.4	**20.0**	**-6.6%**	**0.2%**
Net interest revenue	6.9	**7.8**	1.8	2.8	1.5	1.8	**1.7**	**-7.5%**	**-7.1%**
Net revenue	476.5	**435.6**	122.9	130.7	115.7	104.3	**85.0**	**-18.5%**	**-30.8%**
Non-interest expenses	314.7	**308.0**	82.0	79.8	78.9	76.5	**72.9**	**-4.7%**	**-11.2%**
Income before income taxes	161.8	**127.6**	40.9	50.9	36.7	27.8	**12.2**	**-56.3%**	**-70.3%**
Domestic distribution volume of investment trusts[1]	9,478.5	**5,644.9**	2,336.3	1,975.3	1,407.3	1,485.8	**776.4**	**-47.7%**	**-66.8%**
Bond investment trusts	3,110.2	**1,094.0**	739.8	382.2	298.7	266.8	**146.2**	**-45.2%**	**-80.2%**
Stock investment trusts	5,445.1	**3,656.3**	1,372.4	1,378.9	922.2	842.0	**513.2**	**-39.1%**	**-62.6%**
Foreign investment trusts	923.1	**894.6**	224.1	214.2	186.4	377.0	**117.0**	**-69.0%**	**-47.8%**
Other									
Accumulated value of annuity insurance policies	2,401.7	**2,806.4**	2,401.7	2,531.4	2,640.5	2,742.7	**2,806.4**	**2.3%**	**16.9%**
Sales of JGBs for individual investors (transaction base)	380.6	**425.9**	47.8	53.7	60.5	76.9	**234.8**	**3.1x**	**4.9x**
Retail foreign currency bond sales	1,255.7	**1,205.0**	254.4	257.9	253.2	398.5	**295.4**	**-25.9%**	**16.1%**

24

(1) Excluding Net & Call and Hotto Direct.

Retail related data (2) Retail client assets(trillions of yen) 120 109.5 113.4 109.5 108.8 103.0 Other 100.6 100.6 100 Overseas mutual funds 80 Bond investment trusts Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds 20 Equities 0 FY2014/15 FY2015/16 FY2014/15 FY2015/16 Mar Mar Mar Jun Sep Dec Mar Equities 67.2 60.2 67.2 70.2 62.3 67.4 60.2 Foreign currency bonds 6.3 5.6 6.3 6.1 5.6 5.6 5.6 Domestic bonds1 12.3 11.7 12.3 12.1 11.8 11.4 11.7 Stock investment trusts 10.3 8.6 10.3 10.4 8.8 9.2 8.6 Bond investment trusts 7.3 7.3 7.3 7.7 7.3 7.5 7.3 Overseas mutual funds 1.8 1.4 1.8 1.7 1.6 1.5 1.4 Other2 4.5 5.8 4.5 5.1 5.7 6.1 5.8 Total 109.5 100.6 109.5 113.4 103.0 108.8 100.6(1) Including CBs and warrants. 25(2) Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter(billions of yen)(billions of yen) 1,500 1,000 997 1,000 500 352 95 500 0 -43 -137 48 -356 0 -500 FY2014/15 FY2015/16 FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q(1) Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4) Number of accounts(thousands) FY2014/15 FY2015/16 FY2014/15 FY2015/16 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,294 5,389 5,294 5,316 5,366 5,384 5,389 Equity holding accounts 2,719 2,827 2,719 2,700 2,725 2,796 2,827 Nomura Home Trade / Net & Call accounts 4,216 4,412 4,216 4,270 4,337 4,384 4,412 New Individual accounts / IT share1 Full year Quarter(thousands) FY2014/15 FY2015/16 FY2014/15 FY2015/16 4Q 1Q 2Q 3Q 4Q New individual accounts 320 336 95 90 103 86 57 IT share1 No. of orders 59% 58% 60% 59% 60% 55% 59% Transaction value 37% 36% 39% 37% 40% 32% 36% 27(1) Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

NOMURA

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2014/15 4Q	Quarter FY2015/16 1Q	2Q	3Q	4Q	QoQ	YoY
Net revenue	92.4	**95.4**	23.9	26.9	22.9	25.3	**20.3**	**-19.8%**	**-15.0%**
Non-interest expenses	60.3	**58.7**	17.2	15.2	14.4	14.6	**14.5**	**-0.4%**	**-15.6%**
Income before income taxes	32.1	**36.7**	6.7	11.7	8.4	10.7	**5.8**	**-46.2%**	**-13.3%**

Assets under management by company

(trillions of yen)	FY2014/15	FY2015/16	FY2014/15	FY2015/16			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Nomura Asset Management [1,2]	43.3	**43.5**	43.3	45.1	43.4	45.9	**43.5**
Nomura Funds Research and Technologies [2]	3.0	**3.1**	3.0	3.1	2.1	3.3	**3.1**
Nomura Corporate Research and Asset Management [1]	1.7	**1.6**	1.7	1.7	1.5	1.6	**1.6**
Nomura Private Equity Capital [2]	0.2	**-**	0.2	0.2	0.2	-	**-**
Assets under management (gross) [1,2,3]	48.1	**48.2**	48.1	50.1	47.2	50.8	**48.2**
Group company overlap [1,2]	8.8	**8.1**	8.8	8.7	7.2	8.6	**8.1**
Assets under management (net) [4]	39.3	**40.1**	39.3	41.4	40.0	42.2	**40.1**

(1) Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ended March 2016.
(2) Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.
(3) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, and Nomura Corporate Research and Asset Management.
(4) Net after deducting duplications from assets under management (gross).

28

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter (billions of yen) FY FY FY2014/15 FY2015/162014/15 2015/16 4Q 1Q 2Q 3Q 4Q Investment trusts business 3,418 2,717 942 1,252 896 157 412 of which ETFs 843 2,339 477 308 1,294 -102 838 Investment advisory business 50 2,038 113 38 1,446 646 -92 Net asset inflow 3,469 4,755 1,055 1,290 2,342 803 320Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2014/15 FY2015/16 FY2014/15 FY2015/16Mar Mar Mar Jun Sep Dec Mar Domestic public stock investment trusts Market 80.3 78.6 80.3 83.1 77.1 81.7 78.6 Nomura’s share (%) 20% 21% 20% 21% 21% 21% 21% Domestic public bond investment trusts Market 16.7 13.9 16.7 17.7 16.0 16.0 13.9 Nomura’s share (%) 43% 46% 43% 42% 43% 43% 46% ETFMarket 12.9 15.8 12.9 14.5 14.5 16.2 15.8 Nomura’s share (%) 48% 48% 48% 47% 49% 47% 48%29 (1) Based on assets under management (net). (2) Source Investment Trusts Association, Japan.

Wholesale related data(1) Wholesale Full year Quarter(billions of yen) FY2014/15 FY2015/16 FY2014/15 FY2015/16 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 789.9 720.3 231.5 205.2 192.9 186.0 136.2 -26.8% -41.2% Non-interest expenses 707.7 704.9 177.7 185.5 184.3 176.0 159.0 -9.7% -10.5% Income (loss) before income taxes 82.2 15.4 53.8 19.7 8.6 9.9 -22.8 — Breakdown of Wholesale revenues Full year Quarter(billions of yen) FY2014/15 FY2015/16 FY2014/15 FY2015/16 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income1 396.9 275.2 117.4 84.1 83.2 80.2 27.6 -65.6% -76.5% Equities1 286.5 325.1 81.7 92.1 75.5 76.9 80.7 4.9% -1.2% Global Markets 683.4 600.3 199.0 176.2 158.7 157.2 108.3 -31.1% -45.6% Investment Banking (Net) 104.7 108.4 29.9 29.1 33.4 20.7 25.2 22.0% -15.5% Other 1.8 11.5 2.5 -0.1 0.8 8.1 2.7 -66.9% 5.9% Investment Banking 106.5 120.0 32.4 29.0 34.2 28.8 27.9 -3.1% -13.9% Net revenue 789.9 720.3 231.5 205.2 192.9 186.0 136.2 -26.8% -41.2% Investment Banking (Gross) 193.8 194.2 57.3 49.7 63.1 34.4 47.0 36.8% -17.9% 30(1) Fixed Income and Equities figures for FY2014/15 have been reclassified following a reorganization in April 2015.

Wholesale related data (2) Private equity related investments(billions of yen) 70 60 56.4 56.4 Terra Firma 50 Asia 45.6 44.6 40 Europe (excluding Terra Firma) 30 24.4 28.8 24.4Japan 20 10 0 FY2014/15 FY2015/16 FY2014/15 FY2015/16 Mar Mar Mar Jun Sep Dec MarJapan 10.6 3.5 10.6 9.5 11.1 3.4 3.5Europe (excluding Terra Firma) 19.9 5.2 19.9 8.7 6.8 5.8 5.2Asia 2.1 1.8 2.1 2.1 2.0 2.0 1.8Sub Total 32.6 10.6 32.6 20.3 19.9 11.1 10.6Terra Firma 23.8 13.9 23.8 25.3 24.7 17.7 13.9Total 56.4 24.4 56.4 45.6 44.6 28.8 24.4

Number of employees FY2014/15 FY2015/16 FY2014/15 FY2015/16 Mar Mar Mar Jun Sep Dec Mar Japan 15,973 16,083 15,973 16,570 16,381 16,282 16,083 Europe 3,485 3,424 3,485 3,492 3,494 3,433 3,424 Americas 2,449 2,503 2,449 2,439 2,514 2,501 2,503 Asia and Oceanea1 6,765 6,855 6,765 6,788 6,862 6,853 6,855 Total 28,672 28,865 28,672 29,289 29,251 29,069 28,865 32(1) Includes Powai office in India.

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